

NEWS RELEASE

TALISMAN
ENERGY

TALISMAN ENERGY PLANS TO REDEVELOP YME FIELD IN NORWAY

CALGARY, Alberta – January 11, 2007 – Talisman Energy Norge AS, a wholly owned subsidiary of Talisman Energy Inc., has announced plans to redevelop the Yme field on the Norwegian Continental Shelf.

"We expect that Norway will be a significant contributor to Talisman's production growth over the next five years and beyond," said Dr. Jim Buckee, President and Chief Executive Officer. "The Yme redevelopment is a good example of our creative thinking, using an innovative production concept to economically recover a significant amount of oil. Our development projects at Rev and Yme are expected to add over 40,000 boe/d of production, net to Talisman, in 2009. We plan to participate in eight exploration and 10 development wells in 2007, in what will be our most active year in Norway to date."

The Yme field was discovered and originally developed by Statoil and produced from 1996 to 2001. The field was abandoned in a time of low oil prices after having produced 51 million barrels of oil (15% recovery of original oil in place). The production license was subsequently relinquished and a new license group in PL316 consisting of Talisman Energy Norge AS (70% and operator), Revus Energy ASA (20%) and Pertra ASA (10%) has been formed to redevelop the field. The PL316 license is located in Block 9/2 and 9/5, approximately 100 kilometres from the Norwegian coastline.

Total development capital for the project is expected to be approximately C$770 million, the bulk of which will be for wells and subsea equipment. Talisman has selected a leased mobile production unit with storage (MOPUstor) as the preferred production facility. MOPUstor comprises a jack-up production facility sitting on top of a steel storage tank on the seabed, which offloads to shuttle tankers.

The development is expected to produce approximately 70 million barrels of proved plus probable reserves over its life. The facilities may also host future production from other discoveries in the Egersund Basin. First oil is scheduled for early 2009 and the field is expected to produce approximately 26,000 bbls/d net to Talisman in 2009.

The MOPUstor platform will be provided by Single Buoy Moorings Inc. (SBM). Drilling for the first phase of the development will be conducted using the Maersk Giant. The plan includes a total of 12 production and injection wells, of which five will be completed subsea.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate   Christopher J. LeGallais
      & Investor Communications   Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210   Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com   Email: tlm@talisman-energy.com

01-07

Forward-Looking Statements

This news release contains statements that constitute forward-looking statements or forward-looking information (collectively "forward-looking statements") within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding: estimates of conditions required for Yme to be economic; estimates of production net to Talisman from Rev and Yme and of total remaining production from Yme; business plans for drilling, exploration and development; the estimated amounts and timing of capital expenditures; business strategy and plans and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goal", "objective" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. Statements which discuss business plans for drilling, exploration and development contained in this news release may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;
- risks and uncertainties involving geology of oil and gas deposits;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing and changes in capital markets;
- changes in general economic and business conditions;
- the effect of acts of, or actions against, international terrorism;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
- the Company's ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included: (1) under the heading "Risk Factors" in the Company's Annual Information Form; and (2) under the heading "Management's Discussion and Analysis – Risks and Uncertainties" and elsewhere in the Company's 2006 Annual Report Financial Review. Additional information may also be found in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman's disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with U.S. disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 ("NI 51-101"). Talisman's proved reserves have been calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Talisman has made additional voluntary disclosure of gross proved reserves. Probable reserves have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress ("SPE/WPC"). Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in Talisman's Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this news release reflects Talisman's estimate of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this news release.

Gross Production

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

Boe conversion

Throughout this news release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.